METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile	214-224-7555
smetzger@pmklaw.com	214-969-7600		214-523-3838
	www.pmklaw.com		214-969-7635
March 19, 2010
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010
Washington, D.C. 20549

Attn:	Cicely LaMothe, Branch Chief Jorge L. Bonilla, Staff Accountant
Re:	American Realty Investors, Inc. (Commission File No. 001-15663; CIK No. 0001102238) — Form 10-K for the fiscal year ended December 31, 2008, Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009
Ladies and Gentlemen:
     On behalf of American Realty Investors, Inc., a Nevada corporation (“ARL”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of ARL in response to a letter of comment from the Staff of the Securities and Exchange Commission dated March 4, 2010. Schedule 1 annexed to this letter contains the response to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.
     This letter is being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Executive Vice President and Chief Financial Officer of ARL at 469-522-4238 direct.
Very truly yours,
/s/ Steven C. Metzger

Steven C. Metzger

cc:	Gene S. Bertcher Executive Vice President and Chief Financial Officer American Realty Investors, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated March 4, 2010 with respect to
Form 10-K for the fiscal year ended December 31, 2008 and
Forms 10-Q for the quarters ended March 31, 2009,
June 30, 2009 and September 30, 2009 of
American Realty Investors, Inc.
Commission File No. 001-15663

     The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated March 4, 2010 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2008 of American Realty Investors, Inc. (the “Company” or “ARL”) as well as Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 of the Company. For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument where applicable.
Form 10-Q for the Period Ended September 30, 2009
Financial Statements
Note 1 Organization and Basis of Presentation, page 8
     Comment/Observation No. 1. We have considered your response to comment 10 relating to your accounting for your acquisition of IOT. Please confirm that you will revise your disclosure in future filings to clarify that the fair value of IOT’s assets and liabilities at the acquisition date approximated IOT’s book value, as represented in your response to us.
     Response to Comment/Observation No. 1. The Company will provide the requested disclosure in future filings.
Note 9 Impairment Investments and Real Estate Assets, page 15
     Comment/Observation No. 2. We have considered your response to comment 11 relating to your presentation of provision for impairment losses below operating income. Please explain to us how you considered SAB 99 in determining that the effect of your presentation is not quantitatively and qualitatively material to the financial statements.
     Response to Comment/Observation No. 2. With respect to the quantitative and qualitative materiality aspect discussed in Staff Accounting Bulletin No. 99 (SAB 99) related to the Company’s presentation of its provision for impairment losses, the Company believes that the dollar value of the impairment loss from a quantitative perspective is not as important as the qualitative factors when determining if a restatement of past filings is needed for simply a reclassification from other income/expense to property operations. From a qualitative analysis standpoint using the factors listed in SAB 99 we determined the following. The misclassification does not mask a change in earnings as it does not affect total earnings. It does not hide any failure to meet any analysts’ expectations as we do not believe there to be any significant analysts’ expectations and net earnings is not affected by this. This misclassification does not change a loss to income or vice versa. We do not believe this misclassification to have altered any evaluation of the Company’s performance or profitability with concern to a segment or other portion of the Company’s operations nor to the Company’s performance/profitability as a whole. This misclassification does not affect compliance with any regulatory requirements that we are aware of, nor any loan covenants or other contractual requirements. Also, this misclassification does not have any affect on management’s compensation nor does it conceal any unlawful transaction. Based on our conclusions after consideration of these factors, we believe that this misclassification does not rise to the level requiring amendments and resubmission of historical filings. We do agree, as conveyed in our previous response letter, that in all future filings the historical statements should be reformatted or revised to show the proper presentation. We respectfully request that the Company not be required to amend previous filings to change this misclassification as upon submission of the Company’s 2009 Form 10-K, all current required financial information will have the provision for impairment losses presented correctly. In addition, as mentioned in our initial response, all future Forms 10-Q will present the provision for impairment losses correctly.